December 12, 2014

Eric McPhee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR Filing

Re:           MVP REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed March 31, 2014
File No. 333-180741

Dear Mr. McPhee:

On behalf of MVP REIT, Inc (“the Company”), we are responding to comments received from the Commission letter dated December 2, 2014.  The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

Staff Comment

1.	We note that your current auditor did not opine on Schedule III provided in accordance with Rule 5-04(c) as of December 31, 2013. Please advise.

Company Response

The Company will amend the filing with an updated opinion from our current auditor.

Form 10-Q for the quarterly period ended June 30, 2014

Note L – Acquisitions, Page 22

Staff Comment

1.
 With respect to the exchange of properties with Vestin Realty Mortgage I, Inc. (“VRM I”) and Vestin Realty Mortgage II, Inc. (“VRM II”), it appears that you received a lesser amount of consideration than what was transferred. Please provide to us an analysis of how you accounted for such exchange of properties, your determination of the fair values of assets purchased and transferred, and your calculation of net loss, if any, including any impact from the repayment to VRM I and VRM II of expenses related to the acquisition of parking facilities, including the 7.5% guaranteed return. Please also tell us the business purpose for reimbursing VRM I and VRM II for the losses they incurred related to the sale of MVP PF Baltimore 2013, LLC and acquisition expenses.

Company Response

The business purpose of the transaction was to narrow the focus of the Company’s assets.  The parking facilities were jointly purchased with VRM I and VRM II because the Company did not have at that time the cash necessary to purchase the parking facilities on their own.  The Company as part of the transaction was granted a right of first refusal to purchase the parking facilities from VRM I and VRM II for VRM I and VRM II’s cost plus a 7.5% per annum return.  The Company was able to exercise that right of first refusal by transferring the office properties it owned for the parking facilities.  As such, the Company accomplished its goal of narrowing its focus to specific types of assets.

The Company based the fair values of assets purchased on appraisals received during the original acquisition which were all acquired in less than 12 months prior to this transaction.  This resulted in the Company recognizing the acquisition expenses totaling $1.336 million which included the 7.5% return along with the reimbursement of acquisition expenses and loss for the sale of MVP PF Baltimore 2013, LLC recognized by VRM I and VRM II.

The following is a schedule of the net fair value of the assets/consideration received:

Property Name
Cash	$1,391,000
Ft. Lauderdale	1,256,000
Memphis Court	60,000
Memphis Poplar	1,368,000
Kansas City	1,472,000
St. Louis	2,735,000
Red Mountain	1,216,000
Total	$9,498,000

The following is a schedule of the net book value of the assets transferred/sold:

Property Name
Wolfpack	$2,714,000
Devonshire	2,486,000
SE Properties	2,729,000
ExecuSuites	2,905,000
Total	$10,834,000
Acquisition Expense	$1,336,000

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Dustin Lewis
Dustin Lewis
Chief Financial Officer
MVP REIT, Inc.